Waller Lansden Dortch & Davis, LLP
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Marc J. Adesso 615.850.8063 direct Marc.Adesso@wallerlaw.com

July 2, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C., 20549

Attn: Larry Spirgel and Matthew Crispino

Re:	Kubient, Inc. Draft Registration Statement on Form S-1 Submitted November 26, 2019 CIK No. 0001729750

Dear Mr. Spirgel and Mr. Crispino:

Kubient, Inc. (the “Company”) is in receipt of the above-captioned Comment Letter (the “Comment Letter”) regarding the Company’s Draft Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on November 26, 2019 (the “DRS”). On behalf of the Company, we are responding to comments provided by the staff (the “Staff”) of the Commission.

For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. In conjunction with these responses, we have live filed today with the Commission our Registration Statement on Form S-1 (the “Registration Statement”).

Draft Registration Statement on Form S-1 Submitted November 26, 2019

Prospectus Summary

Customers and Revenue, page 3

1.	Please balance the disclosure of your net revenue for the year ended December 31, 2018 by also disclosing your net loss for the same period.

RESPONSE: In response to the Staff’s comment, the Company has included additional disclosure, providing its net loss for the same periods discussed in this section. Please see page 5 of the Registration Statement.

Risk Factors

“We are dependent upon a small number of key customers.”, page 15

2.	Please file your material customer contract that accounted for 57.3% of your gross accounts receivable for the year ended December 31, 2018 and disclose the material terms of the agreement in the prospectus. Refer to Item 601(b)(10)(ii)(b) of Regulation S-K.

Kubient, Inc.

July 2, 2020

RESPONSE: In response to the Staff’s comment, the Company filed as Exhibit 10.13 and Exhibit 10.14 to the Registration Statement its contracts with Sphere Digital, Inc., which accounted for 57.3% of its gross accounts receivable at December 31, 2018. In addition, the Company has revised its disclosure under the section entitled “Customers and Revenue -- Key Customer Contracts” on page 46 of the Registration Statement, in order to disclose the material terms of such contracts.

“Our officers, directors and principal shareholders currently own a substantial number of shares...”, page 25

3.	Disclose whether you will be considered a “controlled company” under NASDAQ’s listing rules and if so whether the company plans to avail itself of the exemptions to certain corporate governance requirements contained in the listing rules. Highlight the attendant risks to investors of doing so, and flag the issue on the cover page of your prospectus.

RESPONSE: Under Nasdaq Rule 5615(c) a “controlled company” is defined as a company of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company. After the consummation of the offering contemplated in the Registration Statement, the Company does not believe that any individual, a group, or company will own more than 50% of the voting power for the election of directors. For the avoidance of doubt, the Company has revised its disclosure in the applicable Risk Factor, stating that it does not believe it will be a “controlled company” under Nasdaq Rule 5615(c) after the offering.

“Our amended and restated certificate of incorporation...”, page 26

4.	You disclose that your amended and restated certificate of incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether these provisions apply to actions arising under the Securities Act or Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If these provisions apply to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If these provisions do not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that these provisions do not apply to any actions arising under the Securities Act or Exchange Act.

Kubient, Inc.

July 2, 2020

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in the applicable Risk Factor, stating that the Court of Chancery of the State of Delaware exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction by including the following statement: “For the avoidance of doubt, this forum selection clause will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.” The Company has also added a section entitled “Exclusive Forum for Resolution of Disputes” on page 71 of the Registration Statement, which also includes the foregoing statement.

Additionally, the Company undertakes to include substantially similar disclosure with regard to its choice of forum provisions, to the extent the provisions remain applicable, in its future Securities Act and Exchange Act filings in which these provisions are addressed.

Use of Proceeds, page 29

5.	You disclose on page 44 that you intend to use proceeds from this offering to pay some of your existing debt. Please disclose in this section the interest rate and maturity of this debt. Refer to Instruction 4 to Item 504 of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has included additional disclosure regarding the interest rate and maturity of the existing debt. Please see page 34 of the Registration Statement.

Legal Proceedings, page 44

6.	Please add a risk factor discussing your defaults on the Bright Mountain Note and the WebBank Loan.

RESPONSE: In response to the Staff’s comment, the Company has added a Risk Factor discussing its defaults on the Bright Mountain Note and the WebBank Loan.

Statement of Operations, page F-4

7.	Please present cost of revenue as a separate line-item on your income statement.

RESPONSE: In response to the Staff’s comment, the Company has revised its Statements of Operations to include the category of technology expenses in Operating Expenses, which, as discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operation on page 38, includes costs associated with the development and operation of the Company’s technology platform.

Note 11 - Subsequent Events

Non-Binding Letter of Intent, page F-17

8.	With regard to the acquisition of Advisio Solutions, LLC, tell us how you considered whether financial statements and pro forma financial statements are required in accordance with Item 8-04 and Item 8-05 of Regulation S-X. Tell us if the acquisition of Advisio Solutions, LLC is probable.

Kubient, Inc.

July 2, 2020

RESPONSE: The Company does not believe that the potential acquisition is probable for financial reporting purposes under Rules 3-05 and 8-04 of Regulation S-X, as the non-binding letter of intent between the Company and Advisio Solutions, LLC expired by its own terms on December 31, 2019, and the parties thereto have not negotiated an amendment or extension to such non-binding letter of intent. As there is no longer any agreement between the parties to pursue an acquisition of any kind, except for a note in its consolidated financial statements for the years ended December 31, 2019 and 2018 confirming the expiration date of the non-binding letter of intent the Company and Advisio Solutions, LLC, the Company has removed any disclosure relating to the previously contemplated acquisition in the Registration Statement.

***

Please note that the Company has included certain changes in the Registration Statement other than those in response to the Staff’s comments, such as including financial statements for the period ended March 31, 2020.

We appreciate the opportunity to respond to your comments. If you have any questions during your review or I can assist in any way, please do not hesitate to contact me.

Sincerely, /s/ Marc Adesso, Esq. Waller Lansden Dortch & Davis, LLP

cc:	Peter Bordes

Chief Executive Officer

Josh Weiss

Chief Financial Officer

Paul Roberts

Chief Strategy Officer

Joseph Bucaro, Esq.

Waller Lansden Dortch & Davis, LLP